SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549




                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. N/A)



                      Horizon Bancorp, Inc.
                         (Name of Issuer)



                           Common Stock
                  (Title of Class of Securities)



                           44040R 10 0
                          (CUSIP Number)


                      Mr. Douglas B. Kadison
                    Horizon Bank & Trust, SSB
                   5800 North MoPac Expressway
                       Austin, Texas  78731
                          (512)371-0700
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        December 12, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

Check the following box if a fee is being paid with this Statement
[X].
CUSIP No.    44040R 10 0

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: Douglas B. Kadison, SSN ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)   N/A
     (b)

3)   SEC Use Only

4)   Source of Funds (See Instructions)  SC, PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization  United States of America

Number of      7)   Sole Voting Power      167,066
Shares
Beneficially   8)   Shared Voting Power      2,000
Owned
by Each        9)   Sole Dispositive Power   167,066
Reporting
Person         10)  Shared Dispositive Power   2,000

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
 208,754

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)   No shares excluded

13)  Percent of Class Represented by Amount in Row (11)   13.15%.

14)  Type of Reporting Person (See Instructions)  IN
CUSIP No.    44040R 10 0

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: Douglas B. Kadison, Trustee, Zachary
     Copland Kadison Trust, TUGMA, SSN ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)
     (b)     X      Joint filing allowed by Rule 13d-1(f)(1)

3)   SEC Use Only

4)   Source of Funds (See Instructions)      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization  United States of America

Number of      7)   Sole Voting Power
Shares
Beneficially   8)   Shared Voting Power     1,000
Owned
by Each        9)   Sole Dispositive Power
Reporting
Person         10)  Shared Dispositive Power   1,000

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     208,754

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)   No shares excluded

13)  Percent of Class Represented by Amount in Row (11)   13.15%.

14)  Type of Reporting Person (See Instructions)  IN

CUSIP No.    44040R 10 0

1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos.
     of Above Persons:  Douglas B. Kadison, Spouse of Carol C.
     Kadison, Trustee, Bret Copland Kadison Trust, TUGMA, SSN ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)
     (b)     X      Joint filing allowed by Rule 13d-1(f)(1)

3)   SEC Use Only

4)   Source of Funds (See Instructions)      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization  United States of America

Number of      7)   Sole Voting Power
Shares
Beneficially   8)   Shared Voting Power     1,000
Owned
by Each        9)   Sole Dispositive Power
Reporting
Person         10)  Shared Dispositive Power   1,000

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     208,754

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)   No shares excluded

13)  Percent of Class Represented by Amount in Row (11)   13.15%.

14)  Type of Reporting Person (See Instructions)  IN

                           SCHEDULE 13D


Item 1.  Security and Issuer:

     The class of equity securities to which this statement relates is the Common Stock, $.01 par value (the "Common Stock") of Horizon Bancorp, Inc. ("HBI"), a Texas corporation with its main office located at 5800 North MoPac Expressway, Austin, Texas 78731.

Item 2.  Identity and Background:

     The name and address of the person filing this statement is Douglas B. Kadison, 7706 Stoneywood, Austin, Texas 78731. Mr. Kadison is Chairman of the Board, President and Chief Executive Officer of HBI at the address stated above. During the last five years, Mr. Kadison has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Kadison is a citizen of the United States of America.

Item 3.  Source and Amount of Funds for Other Consideration:

     In 1987, Mr. Kadison acquired 83,283 shares of stock in HBI through a transaction in which he contributed his ownership interest in United Austin Mortgage Company and $275,000. The source for such cash investment was from personal funds. Subsequent to the initial acquisition of shares, HBI effected a two-for-one stock split which resulted in Mr. Kadison owning 166,566 shares of HBI Common Stock at the time of HBI's initial public offering on December 12, 1994.

     Subsequent to HBI becoming a public company, Mr. Kadison purchased additional shares in three transactions. First, on September 15, 1995, Mr. Kadison acquired 500 shares of HBI common stock for an aggregate purchase price of $2,500.00. This purchase was made with personal funds. Second, Mr. Kadison's wife, Carol C. Kadison, established a trust for their minor child, Bret Copland Kadison, described as Bret Copland Kadison Trust, TUGMA, Carol C. Kadison, Trustee, which acquired 1,000 shares of HBI common stock on October 26, 1995. The aggregate purchase price of such stock was $9,104. This purchase was made with personal funds contributed by Mr. and Mrs. Kadison to the Trust. Third, in a similar fashion, Mr. Kadison established a trust for his minor child Zachary Copland Kadison, described as the Zachary Copland Kadison Trust, TUGMA, Douglas B. Kadison, Trustee, which acquired 1,000 shares of HBI common stock on October 26, 1995. The aggregate purchase price of such shares was $9,104. This purchase was made with personal funds contributed by Mr. and Mrs. Kadison to the Trust. Since either Mr. Kadison or his wife is listed as Trustee for the Trusts established for the benefit of the minor children, Mr. Kadison has included such transactions in this Schedule. In addition, Mr. Kadison has available to him options to purchase additional stock which are fully vested in the following fashion: (a) 1992-1993 employee stock options (expiration date 2002-2003) in the total of 14,400 shares at a price of $7.00; (b) compensatory stock options with a expiration date of 2002 consisting of 18,988 shares at a price of $0.50 per share; and (c) 1994 employee stock options (expires 2004) of 6,300 shares at a price of $9.00 per share. None of these options have been exercised.

     Consequently, Mr. Kadison owns in excess of 5% of HBI common stock.

Item 4.  Purpose of Transaction:

     All of the shares purchased or acquired by Mr. Kadison, including shares held by his minor children described previously in trust by either Mr. or Mrs. Kadison (sometimes collectively referred to herein as the "Kadisons"), were acquired for investment. The Kadisons may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of HBI for investment or dispose of shares of HBI. As Chairman of the Board, President and Chief Executive Officer, Mr. Kadison regularly explores potential actions and transactions which may be advantageous to HBI, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of HBI.

     Except as noted above, the Kadisons have no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of HBI, or the disposition of securities by HBI:

     (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving HBI or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of HBI or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of HBI, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of HBI;

     (f) any other material change in HBI's business or corporate structure;

     (g) changes in HBI's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of HBI by any persons;

     (h) causing a class of securities of HBI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

     (i) a class of equity securities of HBI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer:

     Mr. Kadison beneficially owns an aggregate of 208,754 shares of HBI Common Stock, constituting 13.15% of the number of shares of such Common Stock outstanding on the date hereof. Such amount includes options granted to Mr. Kadison to purchase 39,688 shares pursuant to HBI's Stock Option and Incentive Plans. Of the 208,754 shares owned beneficially by Mr. Kadison are shares which Mr. Kadison has: (1) shared voting and investment power with his minor children or his wife for 2,000 shares and (2) sole voting and share investment power for 167,066 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Kadisons and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies. None of the HBI Common Stock beneficially owned by Mr. Kadison is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.  Material To Be Filed as Exhibits:

     Agreement providing for joint filing of information, attached hereto as Exhibit A.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  July 3, 1996.



                                   /s/ Douglas B. Kadison
                                   Douglas B. Kadison

                                   BRET COPLAND KADISON TRUST,
                                   TUGMA


                                   By:  /s/ Carol C. Kadison
                                     Carol C. Kadison, Trustee

                                   ZACHARY COPLAND KADISON TRUST,
                                   TUGMA


                                   By:  /s/ Douglas B. Kadison
                                     Douglas B. Kadison, Trustee





ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).
                                                      EXHIBIT A

                            AGREEMENT


     WHEREAS Douglas B. Kadison ("Kadison") is filing a
Schedule 13D;

     WHEREAS Kadison has established a trust for his minor son, Zachary Copland Kadison, known as the Zachary Copland Kadison
Trust, TUGMA (the "Zachary Kadison Trust");

     WHEREAS Kadison's spouse, Carol C. Kadison, has established a trust for his minor son, Bret Copland Kadison, known as the Bret
Copland Kadison Trust, TUGMA (the "Bret Kadison Trust");

     WHEREAS the Zachary Kadison Trust and the Bret Kadison Trust wish to join Kadison in his original filing and statements containing information required by Schedule 13D with respect to the common stock of Horizon Bancorp, Inc., Austin, Texas, and wish to file such Schedule 13D jointly;

     WHEREAS each of Kadison, the Zachary Kadison Trust and the Bret Kadison Trust on whose behalf the statement is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and neither Kadison, the Zachary Kadison Trust nor the Bret Kadison Trust are responsible for the completeness or accuracy of the information concerning the other making the filing, unless such reporting person knows or has reason to believe that such information is inaccurate; and

     WHEREAS such statement identifies Kadison and the Zachary Kadison Trust and the Bret Kadison Trust, contains the required information with regard to each, indicates that such statement is filed on behalf of each and includes, as an exhibit, this agreement in writing that such a statement is filed on behalf of each of them.

     IT IS THEREFORE AGREED that the undersigned jointly file the
Schedule 13D.


                                     /S/ Douglas B. Kadison
                                     Douglas B. Kadison

                                     BRET COPLAND KADISON TRUST,
                                     TUGMA


                                     By:  /s/ Carol C. Kadison
                                     Carol C. Kadison, Trustee

                                     ZACHARY COPLAND KADISON
                                     TRUST, TUGMA


                                     By:  /s/ Douglas B. Kadison
                                     Douglas B. Kadison, Trustee